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                                                                                                      Media Contact:

                                                                                                                                        Jason Stewart

                                                                                                                                        Director, Public Relations

                                                                                                                                         (203) 328-8339

                                                                                                                                        jason.stewart@thomson.com

THOMSON NAMES BRIAN MARTIN SENIOR VICE PRESIDENT, CORPORATE AFFAIRS

STAMFORD, Conn. and TORONTO, August 26, 2003 - The Thomson Corporation (TSX: TOC; NYSE: TOC) today announced that Brian T. Martin, age 53, has joined Thomson as senior vice president, corporate affairs.

In this position, Mr. Martin will have responsibility for overall communications activities for Thomson including media relations, financial communications, investor relations and internal communications.  Mr. Martin will report to Richard J. Harrington, president and chief executive officer of The Thomson Corporation and will be a member of the Corporation's executive committee.

"I am very pleased to welcome Brian to the Thomson executive team," said Mr. Harrington.  "He brings valuable experience to this important role as Thomson continues to build awareness of our successful business strategies and track record among investors, customers, employees and the business community."

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Thomson Names Brian Martin Senior Vice President, Corporate Affairs

Most recently, Mr. Martin served as senior vice president, corporate communications for Avon Products, Inc. where he was responsible for corporate communications and investor relations and was a member of the chairman's council. Prior to joining Avon in 1993, Mr. Martin spent six years as vice president, communications for Reliance Group Holdings, a New York-based financial services company; and eight years as director and vice president of corporate communications for American Can Company in Greenwich, CT.

Earlier in his career, Mr. Martin was manager of public relations for Chesebrough-Pond's, Inc., and held account executive positions with Bozell & Jacobs Public Relations, Inc. and Robert Marston and Associates Public Relations.

Mr. Martin holds a B.A. degree in Journalism and English from the University of Massachusetts.

The Thomson Corporation

The Thomson Corporation (www.thomson.com), with 2002 revenues of $7.8 billion, is a global leader in providing integrated information solutions to business and professional customers.  Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare.  The Corporation's common shares are listed on the Toronto and New York stock exchanges (TSX: TOC; NYSE: TOC).